EXHIBIT 2
                                                                       ---------



[Desc Logo]

       DESC INFORMS OF AN IMPORTANT VOLUME ACTIVITY OF ITS SERIES C SHARES
       -------------------------------------------------------------------

           Mexico City, April 13, 2000 - DESC, S.A. de C.V. (NYSE: DES; BMV:
DESC) (the "Company") announced today that its series C share has up until 2:30 pm Mexico City time been trading at volumes of approximately 60 million shares, 16,100,000 of which were repurchased by the Company's Treasury due to the fact that, as per the Board of Directors' opinion, current price levels of the series C shares are at attractive levels for repurchase. The rest of the volume is comprised by investors other than Desc.

---------------------------- --------------------------------------- ------------------------------------ -------------------------
   Arturo D'Acosta Ruiz             Alejandro de la Barreda             Alex Cancio, Peter Firestein              Web Page
Corporate Treasury Director      Manager of Investor Relations             Thomson Financial                  www.desc.com.mx
  525 261 80 00 ext 2830             525 261 8000 ext 2813                 Investor Relations                 ---------------
                                   abarredag@mail.desc.com.mx                 212 701 1973

---------------------------- --------------------------------------- ------------------------------------ -------------------------